UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		PEARSON PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii
3. Details of person subject to the notification obligationiv
Name		The Goldman Sachs Group, Inc.
City and country of registered office (if applicable)		Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v
Name		Goldman Sachs International
City and country of registered office (if applicable)		Plumtree Court, 25 Shoe Lane, London EC4A 4AU,UK
5. Date on which the threshold was crossed or reachedvi:		26/09/2019
6. Date on which issuer notified (DD/MM/YYYY):		30/09/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.14%	5.99%	7.13%	782,014,981
Position of previous notification (if applicable)	0.37%	6.66%	7.03%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0006776081	8,416,780	1.08%
US7050151056	510,443	0.07%

SUBTOTAL 8. A	8,927,223	1.14%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	7,303,430	0.93%

SUBTOTAL 8. B 1	7,303,430	0.93%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Refer to Annexure

SUBTOTAL 8.B.2	39,525,301	5.05%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv(please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		5.07%	5.99%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.
Goldman Sachs Asset Management International Holdings L.L.C.
Goldman Sachs Asset Management Co., Ltd.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

Place of completion	London
Date of completion	30/09/2019

Natalie White
Deputy Company Secretary
Pearson plc

01 October 2019

Annexure
B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration datex	Exercise/Conversion periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

Swap	10/07/2024		Cash	2,530,950	0.32%
CFD	10/12/2025		Cash	2,485,623	0.32%
CFD	04/12/2023		Cash	2,019,303	0.26%
CFD	16/06/2021		Cash	1,834,093	0.23%
CFD	23/02/2024		Cash	1,800,000	0.23%
CFD	23/12/2022		Cash	1,605,242	0.21%
Swap	09/06/2021		Cash	1,444,244	0.18%
CFD	20/10/2027		Cash	1,416,115	0.18%
CFD	21/02/2024		Cash	1,081,661	0.14%
CFD	27/07/2029		Cash	971,700	0.12%
CFD	26/07/2029		Cash	971,650	0.12%
CFD	26/02/2024		Cash	860,000	0.11%
Swap	28/07/2021		Cash	851,294	0.11%
CFD	22/02/2024		Cash	800,000	0.10%
Swap	28/07/2021		Cash	757,148	0.10%
CFD	28/09/2029		Cash	692,500	0.09%
CFD	04/12/2023		Cash	552,306	0.07%
CFD	03/07/2024		Cash	475,000	0.06%
CFD	28/09/2029		Cash	432,812	0.06%
CFD	04/12/2023		Cash	402,179	0.05%
CFD	09/03/2029		Cash	365,758	0.05%
CFD	17/07/2024		Cash	337,960	0.04%
CFD	15/07/2021		Cash	328,703	0.04%
CFD	16/06/2028		Cash	328,703	0.04%
CFD	05/09/2029		Cash	315,850	0.04%
CFD	06/12/2028		Cash	310,244	0.04%
CFD	28/09/2029		Cash	307,500	0.04%
Swap	30/11/2023		Cash	300,000	0.04%
CFD	28/09/2022		Cash	300,000	0.04%
Swap	05/05/2022		Cash	295,638	0.04%
CFD	20/10/2027		Cash	265,997	0.03%
CFD	20/10/2027		Cash	259,837	0.03%
CFD	24/03/2028		Cash	259,000	0.03%
Swap	03/02/2023		Cash	250,801	0.03%
Swap	29/11/2023		Cash	250,000	0.03%
CFD	05/09/2029		Cash	243,989	0.03%
CFD	01/08/2029		Cash	242,950	0.03%
CFD	03/08/2029		Cash	242,950	0.03%
CFD	29/02/2024		Cash	235,463	0.03%
CFD	04/12/2023		Cash	230,041	0.03%
Swap	29/11/2023		Cash	225,000	0.03%
Swap	18/01/2024		Cash	222,460	0.03%
Swap	30/07/2024		Cash	218,422	0.03%
CFD	27/09/2028		Cash	217,594	0.03%
CFD	21/02/2024		Cash	215,238	0.03%
CFD	23/08/2028		Cash	204,000	0.03%
Swap	28/07/2021		Cash	203,317	0.03%
Swap	02/02/2023		Cash	198,606	0.03%
CFD	01/08/2029		Cash	194,350	0.02%
CFD	02/08/2029		Cash	194,350	0.02%
CFD	28/09/2029		Cash	192,188	0.02%
Swap	09/06/2021		Cash	183,084	0.02%
Swap	18/01/2024		Cash	183,004	0.02%
Swap	28/07/2021		Cash	170,231	0.02%
CFD	18/01/2029		Cash	170,000	0.02%
Swap	20/05/2020		Cash	167,954	0.02%
CFD	21/02/2024		Cash	157,424	0.02%
Swap	01/02/2024		Cash	154,031	0.02%
CFD	04/12/2023		Cash	135,508	0.02%
CFD	22/11/2028		Cash	134,667	0.02%
Swap	17/09/2020		Cash	134,591	0.02%
Swap	28/07/2021		Cash	131,070	0.02%
CFD	12/04/2029		Cash	128,954	0.02%
CFD	24/09/2029		Cash	125,800	0.02%
CFD	19/05/2027		Cash	122,007	0.02%
CFD	14/09/2029		Cash	121,500	0.02%
CFD	07/06/2029		Cash	118,790	0.02%
Swap	03/02/2023		Cash	117,797	0.02%
CFD	22/02/2021		Cash	114,967	0.01%
Swap	22/04/2020		Cash	113,300	0.01%
CFD	04/12/2023		Cash	110,400	0.01%
CFD	19/01/2029		Cash	110,000	0.01%
Swap	24/07/2024		Cash	108,200	0.01%
CFD	10/08/2029		Cash	108,096	0.01%
Swap	18/01/2024		Cash	106,899	0.01%
CFD	11/08/2023		Cash	105,751	0.01%
Swap	18/01/2024		Cash	101,869	0.01%
Swap	13/05/2020		Cash	100,100	0.01%
Swap	16/04/2024		Cash	100,000	0.01%
Swap	30/07/2024		Cash	99,704	0.01%
CFD	12/06/2028		Cash	98,591	0.01%
Swap	29/11/2023		Cash	91,988	0.01%
Swap	14/06/2023		Cash	86,565	0.01%
Swap	12/07/2023		Cash	84,590	0.01%
Swap	02/02/2023		Cash	84,068	0.01%
CFD	21/02/2024		Cash	82,784	0.01%
CFD	18/01/2029		Cash	80,000	0.01%
CFD	25/02/2027		Cash	78,000	0.01%
CFD	18/01/2029		Cash	77,500	0.01%
CFD	18/01/2029		Cash	75,000	0.01%
Swap	27/04/2022		Cash	73,357	0.01%
Swap	07/07/2023		Cash	73,094	0.01%
CFD	17/07/2028		Cash	71,500	0.01%
CFD	01/03/2028		Cash	70,079	0.01%
CFD	28/09/2022		Cash	70,000	0.01%
CFD	28/09/2029		Cash	69,250	0.01%
Swap	03/02/2023		Cash	68,758	0.01%
Swap	29/11/2023		Cash	65,026	0.01%
CFD	28/02/2024		Cash	63,641	0.01%
Swap	18/01/2024		Cash	62,356	0.01%
CFD	19/01/2029		Cash	60,000	0.01%
Swap	18/01/2024		Cash	59,338	0.01%
CFD	05/11/2027		Cash	59,199	0.01%
Swap	30/07/2024		Cash	57,908	0.01%
Swap	15/06/2023		Cash	57,709	0.01%
Swap	06/10/2020		Cash	55,700	0.01%
Swap	06/10/2020		Cash	53,400	0.01%
CFD	19/01/2029		Cash	50,000	0.01%
Swap	16/04/2024		Cash	50,000	0.01%
Swap	16/09/2020		Cash	50,000	0.01%
CFD	04/12/2023		Cash	49,592	0.01%
CFD	19/07/2029		Cash	48,951	0.01%
CFD	25/01/2029		Cash	47,617	0.01%
Swap	02/02/2023		Cash	46,967	0.01%
Swap	01/02/2023		Cash	43,214	0.01%
Swap	14/06/2023		Cash	40,052	0.01%
Swap	08/04/2020		Cash	38,800	0.005%
Swap	12/07/2023		Cash	37,897	0.005%
CFD	17/11/2028		Cash	36,622	0.005%
CFD	21/07/2028		Cash	34,000	0.004%
CFD	30/09/2024		Cash	33,939	0.004%
CFD	28/09/2029		Cash	33,459	0.004%
CFD	23/12/2022		Cash	32,758	0.004%
Swap	07/07/2023		Cash	32,746	0.004%
CFD	05/09/2029		Cash	32,013	0.004%
Swap	27/04/2022		Cash	31,871	0.004%
CFD	28/09/2029		Cash	30,750	0.004%
Swap	12/06/2023		Cash	30,225	0.004%
CFD	26/07/2029		Cash	28,350	0.004%
CFD	27/07/2029		Cash	28,300	0.004%
CFD	27/09/2029		Cash	27,004	0.003%
Swap	15/06/2023		Cash	26,702	0.003%
CFD	09/08/2029		Cash	25,316	0.003%
CFD	20/10/2020		Cash	24,830	0.003%
CFD	07/09/2029		Cash	24,136	0.003%
CFD	07/06/2029		Cash	24,024	0.003%
Swap	14/06/2023		Cash	23,383	0.003%
CFD	30/09/2024		Cash	23,339	0.003%
CFD	05/09/2029		Cash	23,191	0.003%
CFD	17/07/2023		Cash	22,600	0.003%
Swap	12/07/2023		Cash	22,173	0.003%
CFD	26/09/2029		Cash	20,566	0.003%
Swap	03/06/2020		Cash	20,000	0.003%
Swap	17/09/2020		Cash	19,689	0.003%
CFD	14/07/2023		Cash	19,500	0.002%
Swap	03/08/2022		Cash	19,330	0.002%
Swap	07/07/2023		Cash	19,160	0.002%
Swap	12/05/2022		Cash	17,809	0.002%
CFD	23/11/2028		Cash	17,711	0.002%
CFD	02/08/2029		Cash	17,623	0.002%
Swap	21/06/2022		Cash	17,140	0.002%
CFD	04/05/2029		Cash	16,400	0.002%
Swap	29/04/2020		Cash	16,200	0.002%
Swap	28/05/2020		Cash	15,800	0.002%
Swap	04/02/2022		Cash	15,710	0.002%
Swap	15/06/2023		Cash	15,589	0.002%
CFD	30/07/2029		Cash	14,327	0.002%
Swap	31/12/2019		Cash	14,300	0.002%
Swap	12/06/2023		Cash	13,985	0.002%
Swap	04/02/2022		Cash	13,826	0.002%
Swap	27/04/2022		Cash	13,817	0.002%
Swap	04/02/2022		Cash	13,507	0.002%
Swap	12/09/2022		Cash	13,413	0.002%
CFD	28/09/2029		Cash	13,333	0.002%
Swap	03/06/2022		Cash	13,181	0.002%
Swap	03/11/2021		Cash	12,609	0.002%
CFD	05/09/2029		Cash	12,279	0.002%
Swap	18/03/2020		Cash	11,600	0.001%
CFD	07/06/2029		Cash	11,600	0.001%
Swap	22/05/2020		Cash	11,592	0.001%
Swap	22/05/2020		Cash	10,958	0.001%
Swap	31/12/2019		Cash	10,900	0.001%
Swap	05/05/2022		Cash	10,762	0.001%
Swap	06/03/2020		Cash	10,500	0.001%
CFD	06/08/2029		Cash	10,447	0.001%
CFD	17/01/2029		Cash	10,344	0.001%
Swap	03/06/2022		Cash	9,504	0.001%
CFD	06/09/2029		Cash	8,850	0.001%
Swap	12/10/2022		Cash	8,643	0.001%
CFD	05/09/2029		Cash	8,536	0.001%
Swap	12/06/2023		Cash	8,165	0.001%
CFD	14/09/2029		Cash	8,026	0.001%
CFD	16/05/2029		Cash	7,800	0.001%
Swap	08/06/2021		Cash	7,672	0.001%
Swap	05/09/2022		Cash	7,374	0.001%
Swap	06/07/2022		Cash	7,081	0.001%
CFD	01/08/2029		Cash	7,050	0.001%
CFD	03/08/2029		Cash	7,050	0.001%
CFD	28/02/2029		Cash	6,100	0.001%
Swap	27/05/2022		Cash	6,097	0.001%
Swap	03/06/2022		Cash	5,980	0.001%
Swap	16/04/2020		Cash	5,700	0.001%
CFD	01/08/2029		Cash	5,650	0.001%
CFD	02/08/2029		Cash	5,650	0.001%
Swap	05/05/2022		Cash	5,267	0.001%
CFD	08/03/2028		Cash	5,000	0.001%
CFD	12/05/2028		Cash	5,000	0.001%
Swap	03/08/2022		Cash	4,676	0.001%
Swap	18/08/2022		Cash	4,644	0.001%
Call Option	17/12/2019		Cash	4,605	0.001%
CFD	12/09/2029		Cash	3,748	0.0005%
Swap	05/05/2022		Cash	3,700	0.0005%
Swap	03/11/2021		Cash	3,634	0.0005%
Swap	03/08/2022		Cash	3,520	0.0005%
CFD	15/12/2027		Cash	3,428	0.0004%
Swap	05/05/2022		Cash	2,928	0.0004%
CFD	26/09/2029		Cash	2,886	0.0004%
Call Option	10/12/2019		Cash	2,861	0.0004%
CFD	27/02/2023		Cash	2,783	0.0004%
CFD	17/09/2029		Cash	2,769	0.0004%
CFD	10/09/2029		Cash	2,606	0.0003%
Swap	03/11/2021		Cash	2,556	0.0003%
CFD	23/08/2029		Cash	2,549	0.0003%
CFD	19/09/2029		Cash	2,522	0.0003%
CFD	03/08/2029		Cash	2,500	0.0003%
Swap	04/02/2022		Cash	2,470	0.0003%
CFD	21/09/2029		Cash	2,400	0.0003%
CFD	30/08/2029		Cash	2,375	0.0003%
CFD	05/09/2029		Cash	2,317	0.0003%
Swap	03/11/2021		Cash	2,214	0.0003%
Call Option	15/10/2019		Cash	2,017	0.0003%
CFD	26/09/2029		Cash	1,825	0.0002%
Swap	22/05/2020		Cash	1,585	0.0002%
CFD	12/09/2029		Cash	1,576	0.0002%
CFD	04/04/2028		Cash	1,552	0.0002%
CFD	28/08/2029		Cash	1,520	0.0002%
CFD	22/08/2029		Cash	1,441	0.0002%
CFD	28/09/2029		Cash	1,109	0.0001%
Call Option	08/10/2019		Cash	1,050	0.0001%
CFD	17/09/2029		Cash	1,030	0.0001%
CFD	06/08/2029		Cash	1,000	0.0001%
CFD	12/09/2029		Cash	972	0.0001%
CFD	17/09/2029		Cash	951	0.0001%
Swap	27/04/2022		Cash	930	0.0001%
CFD	17/08/2029		Cash	902	0.0001%
Swap	19/09/2022		Cash	899	0.0001%
CFD	20/09/2029		Cash	858	0.0001%
CFD	22/08/2029		Cash	825	0.0001%
CFD	15/08/2029		Cash	803	0.0001%
CFD	14/09/2029		Cash	775	0.0001%
CFD	27/06/2029		Cash	769	0.0001%
CFD	10/09/2029		Cash	761	0.0001%
Call Option	18/10/2019		Cash	731	0.0001%
CFD	06/09/2029		Cash	715	0.0001%
CFD	24/08/2029		Cash	650	0.0001%
CFD	05/09/2029		Cash	626	0.0001%
CFD	17/09/2029		Cash	581	0.0001%
CFD	17/09/2029		Cash	500	0.0001%
CFD	20/08/2029		Cash	445	0.0001%
Call Option	18/10/2019		Cash	360	0.00005%
CFD	01/08/2029		Cash	300	0.00004%
CFD	02/08/2029		Cash	300	0.00004%
CFD	13/09/2029		Cash	300	0.00004%
CFD	19/09/2029		Cash	234	0.00003%
Call Option	11/10/2019		Cash	230	0.00003%
CFD	16/08/2029		Cash	229	0.00003%
CFD	30/08/2029		Cash	200	0.00003%
Call Option	04/10/2019		Cash	189	0.00002%
Call Option	02/10/2019		Cash	167	0.00002%
CFD	06/09/2029		Cash	150	0.00002%
CFD	03/09/2029		Cash	100	0.00001%
CFD	24/09/2029		Cash	100	0.00001%
CFD	31/08/2029		Cash	1	0.0000001%
Total Number of voting rights and percentage of voting rights				39,525,301	5.05%
Additional information: Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 October 2019
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary